
02045619



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[x] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Year Ended December 31, 2001

Or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________________ to ______________________

Commission File No. 1-9232

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Volt Information Sciences, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Volt Information Sciences, Inc.
560 Lexington Avenue
New York, NY 10022

VOLT INFORMATION SCIENCES, INC. AND SUBSIDIARIES
FORM 11-K
TABLE OF CONTENTS

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Trustees of the
Volt Information Sciences, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of Volt Information Sciences, Inc. Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Ernst & Young LLP

June 10, 2002

Volt Information Sciences, Inc. Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Cash	**$ 68,845**	$ 58,983
Investments, at fair value:		
Mutual funds	**42,762,111**	38,747,158
Volt Information Sciences, Inc. Common Stock	**11,295,285**	14,455,591
Participant loans	**2,200,853**	2,298,000
	56,258,249	55,500,749
Contributions receivable from participants	**91,030**	98,317
Contributions receivable from employer	**654,875**	485,801
Total assets	**57,072,999**	56,143,850
Liability		
Pending trades, net	**70,271**	61,030
Net assets available for benefits	**$57,002,728**	$56,082,820

See accompanying notes.

Volt Information Sciences, Inc. Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2001	**2000**
Additions		
Investment income:		
Interest and dividend income	**$ 1,069,813**	$ 1,078,869
Net depreciation in fair value of investments	**(4,326,954)**	(4,490,251)
Participant contributions	**7,156,855**	6,549,749
Employer contributions	**1,283,123**	1,083,441
Transfer in from Volt Information Sciences, Inc. Employees' Stock Ownership Plan	**-**	9,062,995
	5,182,837	13,284,803
Deductions		
Benefits paid to participants	**4,262,929**	5,626,931
Net increase	**919,908**	7,657,872
Net assets available for benefits at beginning of year	**56,082,820**	48,424,948
Net assets available for benefits at end of year	**$57,002,728**	$56,082,820

See accompanying notes.

Volt Information Sciences, Inc. Savings Plan

Notes to Financial Statements

December 31, 2001

A. Background

The Volt Information Sciences, Inc. Savings Plan (the "Plan"), as amended and restated, was adopted by the Board of Directors of Volt Information Sciences, Inc. ("VIS" or the "Company") on September 29, 1980.

In January 2000, the Plan was amended to provide a Company contribution in the form of a 50% match of the first 3% of salary contributed by eligible participants. For participants with less than five years of service, the Company matching contributions will vest at 20% per year over a five-year period. Company contributions to the Plan are made semi-annually. In addition, the Volt Information Sciences, Inc. Employees' Stock Ownership Plan ("ESOP") was merged into the Plan during 2000. In connection therewith, assets of $9,062,995 were transferred into the Plan. All ESOP benefit accruals were frozen and all accounts became fully vested, effective January 1, 2000.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Investments, including the investment in VIS common stock, are stated at fair value, generally determined by reference to published market data.

All costs and expenses incurred with regard to the administration of the Plan are paid by the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of management's estimates. Actual results may differ from those estimates.

C. Investments

The fair value of investments held by the Trustee as of December 31, 2001 and 2000 were as follows:

	December 31	
	2001	**2000**
Core Funds		
Templeton Foreign Fund	**$730,407**	$708,180
Dreyfus Certus Stable Value Fund	**10,305,283***	8,640,645*
Dreyfus Premier Balanced Fund	**5,394,833***	6,174,745*
Dreyfus Disciplined Stock Fund	**580,813**	280,306
Dreyfus Midcap Value Fund	**8,422,869***	5,424,093*
Dreyfus Basic S&P 500 Index Fund	**12,954,698***	14,327,157*
Dreyfus Founders Discovery Fund	**1,313,547**	1,158,910
Dreyfus Premier Basic Core Bond Fund	**2,904,905***	2,033,122
Volt Information Sciences, Inc. Common Stock	**11,295,285***	14,455,591*
Self-directed Accounts	**154,756**	
Participant loans	**2,200,853**	2,298,000
Total investments	**$56,258,249**	$55,500,749

**Individual investment representing 5% or more of net assets available for benefits.*

During the years ended December 31, 2001 and 2000, the Plan's investments (including investments purchased, sold and held during the year) depreciated in fair value (realized and unrealized) as follows:

	December 31	
	2001	**2000**
Mutual funds	**$(2,046,933)**	$(2,159,847)
Volt Information Sciences, Inc. Common Stock	**(2,280,021)**	(2,330,404)
Net depreciation	**$(4,326,954)**	$(4,490,251)

C. Investments (continued)

In connection with the merger of the ESOP into the Plan, 345,349 shares of Volt Information Sciences, Inc. Common Stock were transferred into the Plan. The following table details information about the net assets and the significant components of the changes in net assets relating to the investment in the Volt Information Sciences, Inc. Common Stock Fund, which includes both participant and non-participant directed amounts.

	Year ended December 31	
	2001	**2000**
Additions		
Investment income:		
Interest and dividend income	**$ 494**	$ 8,377
Net depreciation in fair value	**(2,280,021)**	(2,330,404)
Participant contributions	**775,924**	853,315
Employer contributions	**139,222**	148,779
Transfer in from Volt Information Sciences, Inc. Employees' Stock Ownership Plan		8,566,866
Transfers (to) from other investment funds, net	**(742,502)**	26,719
	(2,106,883)	7,273,652
Deductions		
Benefits paid to participants	**1,053,362**	694,583
Net (decrease) increase	**(3,160,245)**	6,579,069
Net assets available for benefits at beginning of year	**14,522,547**	7,943,478
Net assets available for benefits at end of year	**$11,362,302**	$14,522,547

The Plan provides that participants who have attained the age of 55 and have ten years of participation in the Plan may elect to diversify their ESOP investment of up to 25% of their individual accounts during an "election period", as defined. Participants who have attained the age of 60 and have completed ten years of participation in the Plan may elect to diversify the investment of up to 50% of their individual accounts during the "election period."

D. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 19, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust exempt.

On February 28, 2002, the Plan, which was amended to include provisions for new regulations, was submitted to the Internal Revenue Service to obtain a new determination letter.

E. Plan Description

A brief description of certain provisions of the Plan agreement is as follows. A more detailed description of the Plan provisions is maintained in the Summary Plan Description available to all participants:

Eligibility: All employees become eligible on their first day of employment, except as outlined in the Summary Plan Description.

Participant Contributions: Participants have the option of contributing up to 15% of base compensation, up to the Internal Revenue Service maximum or Plan limitations, which is not currently taxable to the employee, into any of the Plan's available fund options.

Employer Contributions: Effective January 2000, the Company provided a matching contribution equal to 50% of the first 3% of salary contributions by eligible participants. Company matching contributions will vest at a rate of 20% per year over a five-year period. The forfeited portion of an account of an employee who leaves employment with Volt without being fully vested may be used to reduce future employer contributions. During 2001, the Company used $30,799 of forfeitures to offset the employer matching contributions.

E. Plan Description (continued)

Rollover Contributions: The Plan permits the acceptance of rollover contributions upon approval of the Company. Rollover contributions generally consist of lump-sum distributions received by a participant from a qualified retirement plan, an individual retirement account or individual retirement annuity.

Investments: Upon enrollment or reenlistment and on a daily basis thereafter, each participant can direct that his or her contributions and the Company matching contribution be invested in one or more of the available core funds. During 2001, the participants were offered the option to participate in a Self-directed account. Participants may elect to invest up to 50% of their total account balance from a greater number of mutual funds outside of the core funds.

Effective June 2000, Plan assets were transferred to Mellon Bank, N.A., the new custodian of the Plan, to be invested in investment funds offered by Dreyfus Retirement Services ("Dreyfus") that are similar to those previously offered by the Plan.

The Plan has a loan provision which permits participating employees to borrow from their 401(k) contribution account. The maximum loan is 50% of the participant's account balance, up to $50,000. The loan, together with interest, is repaid through payroll deductions. Interest is credited to the participant's account. The interest rate is the prime rate plus 1% at the time the loan is processed.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

F. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2001	**2000**
Net assets available for benefits per the financial statements	**$57,002,728**	$56,082,820
Less amounts allocated to withdrawing participants	**(208,078)**	(37,236)
Net assets available for benefits per the Form 5500	**$56,794,650**	$56,045,584

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

Benefits paid to participants per the financial statements	$ 4,262,929
Add amounts allocated to withdrawing participants at year-end	208,078
Less amounts allocated to withdrawing participants at prior year-end	(37,236)
Benefits to participants per the Form 5500	$ 4,433,771

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims to have been processed and approved for payment prior to the Plan year-end but not yet paid as of that date.

EIN: #13-5658129
Plan: #001

Volt Information Sciences, Inc. Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2001

Description	Units/ Shares	Current Value
Templeton Foreign Fund	78,963	$ 730,407
Dreyfus Certus Stable Value Fund*	10,305,283	10,305,283
Dreyfus Premier Balanced Fund*	415,307	5,394,833
Dreyfus Disciplined Stock Fund*	18,167	580,813
Dreyfus Midcap Value Fund*	320,383	8,422,869
Dreyfus Basic S&P 500 Index Fund*	387,633	12,954,698
Dreyfus Founders Discovery Fund*	46,170	1,313,547
Dreyfus Premier Basic Core Bond Fund*	202,574	2,904,905
Volt Information Sciences, Inc. Common Stock* (1)	660,543	11,295,285
Calamos Invt TR New Growth Fund	68	2,503
Dreyfus 100% US Treasury MM Fund*	11,530	11,530
Dreyfus Appreciation Fund*	2,646	100,604
Fidelity Advisory Ser. VII Technology Fund	305	4,820
Legg Mason Value Trust Fund	155	7,620
Putman New Opportunities Fund	131	4,921
Rydex Service Trust URSA Fund	86	906
Selected Amern SHS Income Fund	252	7,699
Vanguard Growth & Income Fund	177	4,991
Washington Mutual Investment	327	9,162
Participant loans**		2,200,853
		$56,258,249

* *Indicates party-in-interest to the Plan.*
** *All loans will mature within 10 years; interest rates range from 5.75% to 9.5%.*

(1) Cost $15,158,860

EIN: #13-5658129
Plan: #001

Volt Information Sciences, Inc. Savings Plan

Schedule H, Line 4(j)—Schedule of Reportable Transactions

Year ended December 31, 2001

Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Loss
Category (iii)—A series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the current value of plan assets at the beginning of the plan year					
Volt Information Sciences, Inc. Common Stock *	$1,573,479		$1,573,479	$1,573,479	
		$2,453,764	2,966,120	2,453,764	(512,356)

There were no category (i), (ii) or (iv) transactions during the year ended December 31, 2001.

* *Indicates party-in-interest to the Plan.*

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VOLT INFORMATION SCIENCES, INC.
SAVINGS PLAN

By: 
James J. Groberg, Administrator

Date: June 28, 2002

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement 333-45903 on Form S-8 dated February 9, 1998, pertaining to Volt Information Sciences, Inc. Savings Plan of our report dated June 10, 2002, with respect to the financial statements and schedule of the Volt Information Sciences, Inc. Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2001.

Ernst & Young LLP

ERNST & YOUNG LLP

New York, New York
June 28, 2002